[Ahold-Logo]                              Press Release

                                          Royal Ahold
                                          Corporate Communications

                                          Date:  October 23, 1998
                                          For more information:  31 75 659 5720



Ahold successfully completes tender offer for Giant Food Inc.


Zaandam, The Netherlands, October 23, 1998 - - Royal Ahold, the international food retailer, today announced the completion of its tender offer for the non-voting Class A Common Stock of Giant Food Inc. Based on information provided by the Depositary, a total of 59,224,361 shares (or approximately 98.8% of the outstanding Class A Shares) were validly tendered and have been accepted for payment. Such share amount includes 344,516 shares subject to guarantee of delivery. The tender offer expired at 5:00 P.M. on October 22, 1998. A total of 690,149 Class A Shares remain outstanding.

     Ahold intends to pay promptly for the Class A Shares tendered and accepted for payment pursuant to the tender offer. Simultaneously with such payment, Ahold will purchase all of the outstanding voting Class AC Common Stock of Giant Food from The 1224 Corporation and all of the outstanding voting Class AL Common Stock of Giant Food from a subsidiary of J. Sainsbury plc pursuant to agreements previously entered into with such holders. After completion of such purchases, expected to occur on Wednesday, October 28th, Ahold intends promptly to merge its wholly-owned acquisition subsidiary into Giant Food Inc., resulting in Giant Food becoming a wholly-owned subsidiary of Ahold U.S.A., Inc., Ahold's U.S. holding company. In the merger each outstanding Class A Share (other than shares held by Royal Ahold, Giant Food Inc. or any of their subsidiaries and shares with the respect to which appraisal rights are exercised under Delaware law) will be converted into the right to receive USD 43.50 per share in cash.


Ahold Public Relations, tel. +31 75 659 5720
After  office hours: Hans Gobes, tel. +31 23 527 0456
Ahold Investor Relations, tel.  +31 75 659 5648


                  Albert Heijnweg 1, Zaandam
                  P.O. Box 3050, 1500 HB Zaandam
                  The Netherlands
                  Phone  +31 75 695 5720 .  Fax  +31 75 659 8360